Mail Stop 3561

January 11, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Louis Vucci, Jr., Chief Executive Officer
Diamond Ranch Foods, Ltd.
355 Food Center Drive, B-1
Bronx, New York 10474

  Re: **Diamond Ranch Foods, Ltd.**
     Form 10-K for the fiscal year ended March 31, 2009
     Filed July 6, 2009
     Form 10-Q for the fiscal quarter ended September 30, 2009
     Filed November 16, 2009
     File No. 000-51206

Dear Mr. Vucci:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Item 1A. Risk Factors, page 6

1. We note that you have incurred net losses for the last two fiscal years and that there is substantial doubt as to your ability to continue as a going concern. We also note that your former employees filed an involuntary bankruptcy petition. In future filings, please revise your "Risk Factors" section to discuss all risks associated with your recent operating losses and that you may not be able to continue as a going concern.

Further Information, page 8

2. In future filings, please update the address of the Securities and Exchange Commission, which is located at 100 F. Street NE, Washington D.C. 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

3. In future filings, please revise to include a discussion of your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Item 11. Executive Compensation, page 15

4. We note that Mr. Maggio and Mr. De Marzo served as executive officers until July 11, 2008. You must disclose compensation paid to all persons serving as executive officers during your last completed fiscal year. Refer to Item 402 of Regulation S-K. In future filings, please revise your executive compensation table accordingly.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

5. We note from the table on page 16 that the officers and directors of the company as a group own 21.5% of the outstanding shares of the company. Please reconcile this with the statement on page 6 that such holders own 50.55% of the outstanding shares. Please revise future filings to correct this inconsistency.

Financial Statements, page F-1
Statements of Stockholders' Equity (Deficit), page F-7

6. Please explain why the amount reflected in the company's statement of changes in stockholders' equity for the year ended March 31, 2008 for the purchase of treasury stock of $100,000 does not agree to the amount reflected in the company's

statement of cash flows for the period of $400,000. Please reconcile and revise these disclosures.

7. Also, please tell us the nature and significant terms of the transaction reflected in the company's statement of stockholder's equity for the year ended March 31, 2008 that is described as "shares rescinded" in the amount of $(572,544). If shares were returned to the company, please tell us the nature, terms and timing of the transaction in which these shares were originally issued by the company and the accounting treatment used by the company at the time they were issued. Also, please explain why the shares were "rescinded" and explain the nature of any consideration exchanged by the company and the other party at the time the shares were rescinded. We may have further comment upon receipt of your response.

Statements of Cash Flows, page F-8

8. We refer to the line item "Stock Issued in Exchange for Cash/financing cost" under financing activities. We note from note 12 that preferred stock valued at $158,520 was given as consideration for the contribution of stock of a publicly held entity. Please provide us with the full details concerning the stock obtained in this transaction and explain how the convertible Series E preferred stock issued as consideration was valued. Also, please explain why the stock of a public entity received in this transaction was recorded as an expense rather than an investment. Furthermore, please explain us why this transaction has been classified in financing activities in the statement of cash flows. In this regard, if the convertible preferred stock was exchanged for stock of a public entity, it appears as though this activity represents a non-cash investing activity which should be reflected in the company's supplemental disclosure of non-cash investing and financing activities in accordance with ASC 230-10-50-3 and 4 . Your response should include all relevant assumptions used in determining the fair value of the preferred stock issued and stock received and the authoritative accounting guidance you relied upon in determining the accounting treatment used in this transaction.

9. In a related matter, please tell us the nature and significant terms of the Series E convertible preferred stock issued in this transaction including the terms and conditions under which the preferred shares are convertible into common stock. Your response and your future disclosures should also explain how the conversion price for the Series E convertible preferred stock was determined and should explain how you evaluated it for the existence of a beneficial conversion feature pursuant to the guidance in ASC Topic 470-20.

10. We note that you have presented changes in marketable securities available for sale on a net basis in your consolidated statements of cash flows. In future filings, please revise to provide separate disclosure of proceeds from sales of securities available for sale, proceeds from maturities of securities available for sale and

purchases of securities available for sale in your consolidated statements of cash
flows. Refer to the guidance outlined in ASC Topic 320-10-45-11.

Notes to Financial Statements, page F-9
Note 2 – Summary of Accounting Policies, page F-10
Recent Accounting Pronouncements, page F-11

11. We note the disclosures indicating that the company is currently reviewing the
effect that certain recent accounting pronouncements will have on the financial
statements for literature that is already required to be adopted by the company as of
March 31, 2009 (i.e. FIN 48, SFAS 157, and SFAS No.158). Please tell us how
the company complies with these recent accounting pronouncements and ensure
that future filings contain all relevant disclosures required by these
pronouncements. Your response should specifically address what liabilities for
uncertain tax positions were accrued in your financial statements as a result of the
implementation of FIN 48 and if no liabilities were accrued, tell us why you were
not required to do so. Please include in your response what assets and liabilities
the company has that are accounted for each of levels 1, 2, and 3 under SFAS 157
and provide us with the relevant disclosures required by SFAS 157, paragraphs 32
and 33. Furthermore, revise future filings to include the disclosures required by
SFAS No.158, as applicable.

Note 8 – Loans Payable

12. We note from the disclosure included in Note 8 that the company has an
outstanding note payable to a shareholder in the amount of $2,084,488 on which no
payment of principal and interest are required until the due date of September 30,
2009. We also note from the company's balance sheet that this obligation has been
classified as long-term debt at March 31, 2009. As the obligation has a due date of
September 30, 2009, please revise the company's consolidated balance sheet to
reflect this obligation as a current liability. Refer to the guidance outlined in ASC
Topic 470-10-45-10.

Note 9 – Related Party Transactions, page F-13

13. We note the disclosure indicating that 2,000,000 and 30,000 shares of stock were
issued to the company's president and a family member on September 22, 2008 for
services. Please provide us with further details on how the fair value of the shares
issued and related services received was determined. Your disclosure indicates
that market value was used, however, we note that your September 22, 2008
closing stock price was approximately $19.00 per share, resulting in expense of
over $38.5 million, which differs significantly from the amounts recognized in the
company's financial statements during 2008. If the September 19, 2008 reverse

stock split affected this transaction, please tell us how and revise future filings to correct the amounts of shares issued to reflect the post reverse stock split amounts.

Note 11. Common Stock Transactions

14. Please revise the notes to the company's financial statements to disclose the significant terms of all equity transactions reflected in the company's financial statements. As part of your revised disclosures, please explain the nature of the $53,718 capital contribution that was received during the year ended March 31, 2009, including how any non-cash consideration received was valued. In addition, please explain how the company valued the 902 and 10,745,000 shares issued for services during the year ended March 31, 2009.

Form 10-Q for the fiscal quarter ended September 30, 2009

15. Please address our comments on the financial statements and related disclosures included in the company's Annual Report on Form 10-K in your Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009, where applicable.

Financial Statements, page 2
Statements of Cash Flows, page 5

16. We refer to the line item "Related party forgiveness" under financing activities for the six months ended September 30, 2008. Please tell us and revise the notes to the company's financial statements to explain the nature and terms of this transaction, including the accounting treatment used for the transaction. Also, if this amount represents the forgiveness of debt or an obligation by a related party, then it appears to be a non-cash transaction which should not be reflected in the consolidated statement of cash flows in accordance with the guidance in ASC 230-10-50. Please advise or revise as appropriate.

Signatures

17. Your signature page of your Form 10-K must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he has signed. Refer to General Instruction D.2. to Form 10-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief